Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

August 23, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 314, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 315, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood SmallCap Fund and the Westwood Income Opportunity Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Westwood Management Corp. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.	Comment. For each Fund, please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” tables and disclose in the subcaption the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds during its most recently completed fiscal year.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

August 23, 2019

Response. For each Fund, the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year.

2.	Comment. Please add principal risk disclosure regarding the Westwood Income Opportunity Fund’s investments in convertible securities.

Response. The requested change has been made.

3.	Comment. Please confirm that the Westwood Income Opportunity Fund does not invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that the Fund does not currently invest in contingent convertible securities as part of its principal investment strategies.

4.	Comment. In the Westwood Income Opportunity Fund’s “Average Annual Total Returns” tables, please specify the components of the “25/25/25/25 Blended Benchmark Index.”

Response. The requested change has been made.

5.	Comment. With respect to the “Related Performance Data of the Adviser” sections:

a. Please confirm that the Funds have maintained the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composites, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composites, in accordance with Rule 204-2(a)(16) under the Advisers Act.

b. Please insert “all” before “fee-paying separate accounts” in the first sentence of the sections.

Response. The requested change has been made.

Alison White, Esq.

August 23, 2019

c. Please indicate in the sections that all fees and expenses, including sales loads and account fees, if any, but excluding custodial fees, are included in the “net of fees” calculations.

Response. The requested change has been made.

d. Please identify the person that performed the independent GIPS verifications, and file the written consent of such person as an exhibit to the Trust’s registration statement pursuant to Rule 436 under the 1933 Act.

Response. The references to the independent GIPS verifications have been deleted.

6.	Comment. In the “Redemptions In Kind” sections, please consider disclosing whether in-kind redemptions will be pro-rata slices of a Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio.

Response. The Trust believes that the existing disclosure in the sections identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by a Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin

Leon Salkin